UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

International Bancshares Corporation

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

459044 103

(CUSIP Number)

Cary Plotkin Kavy, Esq.
Cox & Smith Incorporated
112 E. Pecan Street, Suite 1800
San Antonio, Texas  78205
(210) 554-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459044 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Antonio R. Sanchez, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,104,351

	8.	Shared Voting Power 1,244,064

	9.	Sole Dispositive Power 9,104,351

	10.	Shared Dispositive Power 1,244,064

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,348,415

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.41%

14.	Type of Reporting Person (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 6 to Schedule 13D (the “Amended Statement”) relating to common stock, par value $1.00 per share, of International Bancshares Corporation is filed as an amendment to the original Schedule 13D, as amended, of Antonio R. Sanchez, Jr. (the “Statement”) and should be read in conjunction therewith.  The Statement is amended only to the extent provided herein.

Item 1.	Security and Issuer

This Amended Statement relates to the Common Stock, par value $1.00 per share (“Common Stock”), of International Bancshares Corporation, a Texas corporation (the “Issuer”).  The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

The principal executive offices of the Issuer are located at 1200 San Bernardo, Laredo, Texas 78040.

Item 2.	Identity and Background
(a) This amended statement is being filed by Antonio R. Sanchez, Jr. (“Mr. Sanchez”).
(b) Mr. Sanchez’s business address is P.O. Box 2986, Laredo, Texas 78044-2986.
(c) Mr. Sanchez is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.
(d) During the last five years, Mr. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Sanchez was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sanchez is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
No material changes.

Item 4.	Purpose of Transaction

From March 14, 2003, through February 18, 2004, the Kelsey V. Stewart GRAT Remainder Trust sold an aggregate of 41,324 shares (as adjusted for stock dividends) of Common Stock in open market transactions.  Mr. Sanchez is a co-trustee of the trust.

From March 14, 2003, through February 18, 2004, the R.A. Stewart GRAT Remainder Trust sold an aggregate of 41,328 shares (as adjusted for stock dividends) of Common Stock in open market transactions.  Mr. Sanchez is a co-trustee of the trust.

On April 9, 2003, the Issuer declared a 25% stock dividend to shareholders of record as of May 19, 2003. As a result, the number of shares beneficially owned by Mr. Sanchez increased accordingly.
On April 1, 2004, the Issuer declared a 25% stock dividend to shareholders of record as of May 3, 2004. As a result, the number of shares beneficially owned by Mr. Sanchez increased accordingly.

On August 9, 2004, the Estate (the "Estate") of Alicia M. Sanchez, Deceased ("AMS") transferred, as a distribution pursuant to the will of AMS, 820,000 shares of Common Stock from the Estate to the Alicia M. Sanchez Charitable Lead Annuity Trust (the "CLAT").  Mr. Sanchez is the executor of the Estate and the trustee of the CLAT.

On August 9, 2004, the George M. Sanchez Non-Exempt Trust (of which Mr. Sanchez is trustee) transferred, as a trust distribution, 22,842 shares of Common Stock to the A. R. Sanchez, Jr. Non-Exempt Trust (of which Mr. Sanchez is trustee).

On August 9, 2004, the George M. Sanchez Non-Exempt Trust (of which Mr. Sanchez is trustee) transferred, as a trust distribution, 140,028 shares of Common Stock to the RAS/KVS Trusts Investment Partnership L.P. (the "R/K Partnership").  Mr. Sanchez is a manager of the limited liability company that serves as the general partner of the R/K Partnership.

On August 9, 2004, the George M. Sanchez GRAT Remainder Trust (of which Mr. Sanchez is trustee) transferred, as a trust distribution, 136,133 shares of Common Stock to the A. R. Sanchez, Jr. GRAT Remainder Trust (of which Mr. Sanchez is trustee).

On August 9, 2004, the George M. Sanchez 1999 GRAT Remainder Trust (of which Mr. Sanchez is trustee) transferred, as a trust distribution, 14,178 shares of Common Stock to the A. R. Sanchez, Jr. GRAT Remainder Trust (of which Mr. Sanchez is trustee).

On August 9, 2004, the George M. Sanchez 1999 GRAT Remainder Trust (of which Mr. Sanchez is trustee) transferred, as a trust distribution, 21,266 shares of Common Stock to A. R. Sanchez, Jr.
On August 9, 2004, the George M. Sanchez 1997-1998 GRAT Remainder Trust (of which Mr. Sanchez is trustee) transferred, as a trust distribution, 239,251 shares of Common Stock to the R/K Partnership.
On August 9, 2004, the George M. Sanchez 1999 GRAT Remainder Trust (of which Mr. Sanchez is trustee) transferred, as a trust distribution, 35,443 shares of Common Stock to the R/K Partnership.

On August 17, 2004, Santig, Ltd. sold 100,000 shares of Common Stock in an open market transaction at a price of $32.00 per share.  A corporation wholly-owned by Mr. Sanchez, and of which he is President and Chairman of the Board, is the general partner of Santig, Ltd.

On August 17, 2004, the Estate sold 400,000 shares of Common Stock in an open market transaction at a price of $32.00 per share.
On August 17, 2004, the R/K Partnership sold 100,000 shares of Common Stock in an open market transaction at a price of $32.00 per share.
On August 20, 2004, the R/K Partnership sold 50,000 shares of Common Stock in an open market transaction at a price of $33.75 per share.

A description of Mr. Sanchez’s resulting beneficial ownership, after giving effect to the foregoing, is set forth in Item 5 below.  The shares beneficially owned by Mr. Sanchez are held for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Sanchez beneficially owns an aggregate of 10,348,415 shares of Common Stock, which shares represent 20.41% of the outstanding Common Stock of the Issuer.  The current interest of Mr. Sanchez in the Common Stock of the Issuer is as follows:

Holder	Number of Shares	Percentage	Type of Beneficial Ownership
A.R. Sanchez, Jr.	2,145,136	4.23%	Direct
1988 Trust No. 1	520,903	1.03	Trustee
1988 Trust No. 2	520,903	1.03	Trustee
1988 Trust No. 3	520,903	1.03	Trustee
1988 Trust No. 4	520,903	1.03	Trustee
Estate of Alicia M. Sanchez, deceased	1,720,688	3.39	Executor
A.R. Sanchez, Jr. GRAT Remainder Trust	318,823	0.63	Trustee
G.M. Sanchez GRAT Remainder Trust	131,259	0.26	Trustee
Kelsey V. Stewart GRAT Remainder Trust	345,603	0.68	Co-Trustee
R.A. Stewart GRAT Remainder Trust	345,600	0.68	Co-Trustee
Santig, Ltd.	1,861,991	3.67	Through general partner
Kelsey V. Stewart Exempt Trust	87,831	0.17	Co-Trustee
Richard A. Stewart Exempt Trust	87,831	0.17	Co-Trustee
Kelsey V. Stewart Non-exempt Trust	52,187	0.10	Co-Trustee
Richard A. Stewart Non-exempt Trust	52,187	0.10	Co-Trustee
Sanchez Family Foundation	8,103	0.02	Director
RAS/KVS Trusts Investment Partnership L.P.	264,722	0.52	Through general partner
Alicia M. Sanchez Charitable Lead Annuity Trust	820,000	1.62	Trustee
A. R. Sanchez, Jr. Non-Exempt Trust	22,842	0.05	Trustee

Total	10,348,415	20.41%

(b)           Mr. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by him.  Mr. Sanchez has sole power to vote the shares of Common Stock held by SANTIG, Ltd.  Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the Sanchez Family Foundation, the RAS/KVS Trusts Investment Partnership L.P. and each of the trusts for which he is co-trustee, and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by each of the trusts for which he is the sole trustee.

(c) During the past sixty days, Mr. Sanchez has not effected any transactions in the Common Stock except the transactions described in Item 4 above.

(d)           Except as described above with respect to shares held by any trust, partnership or foundation, with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mr. Sanchez.

(e) Not applicable.

The filing of this Statement shall not be construed as an admission that Mr. Sanchez is the beneficial owner of any securities covered by this Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material changes.

Item 7.	Material to Be Filed as Exhibits
None.

[Remainder of page intentionally left blank.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 24, 2004
Date
/s/ ANTONIO R. SANCHEZ, JR.
Signature
ANTONIO R. SANCHEZ, JR.
Name/Title

ATTENTION:  Intentional misstatements or omissions of fact constitute federal criminal violations.  See 18 U.S.C. 1001.